UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                            Community Financial Corp.
                 -----------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                 -----------------------------------------------
                         (Title of Class of Securities)

                                   20364V-10-9
                 -----------------------------------------------
                                 (CUSIP Number)

                        Barrett R. Rochman, 31 Homewood,
                    Carbondale, Illinois 62901 (618/529-3513)
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 5, 2001
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 20364V-10-9
            -----------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barrett R. Rochman
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF, BK
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [X]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          78,700(1)
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             5,850(2)
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          78,700(1)
      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                          5,850(2)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      90,890(3)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.2%(4)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
------------------------------------------------------------------------------

(1) Mr. Rochman owns 78,700 shares directly. In addition to the 78,700 shares owned by Mr. Rochman, Marilyn Rochman, the wife of Mr. Rochman, owns 6,340 shares directly.

(2) The Boo Rochman Charitable Corp. owns 4,350 shares, and the Rochman Family Investment owns 1,500 shares. Mr. Rochman and Marilyn Rochman have shared voting and dispositive power over these shares.

(3) Includes the (i) 84,550 shares over which Mr. Rochman has sole or shared voting or dispositive power, and (ii) 6,340 shares owned by Marilyn Rochman.

(4) Based on 2,147,470 shares of common stock, par value $0.01 per share, of Community Financial Corp. reported to be outstanding in Community Financial Corp.'s Form 10-QSB for the quarterly period ended June 30, 2001.

Item 1.  Security and Issuer
----------------------------

                  This Amendment No. 9 to Schedule 13D (the "Amendment") relates to the common stock, par value $0.01 per share, of Community Financial Corp. (the "Issuer"). The Issuer's principal executive office is located at 240 East Chestnut, Olney, Illinois 62450.

Item 2.  Identity and Background
--------------------------------

         (a) This Amendment is being filed by Barrett R. Rochman as an individual.

         (b) Mr. Rochman's principal business address is 31 Homewood, Carbondale, Illinois 62901.

         (c) Mr. Rochman's principal occupation is the real estate investment business. Mr. Rochman's principal real estate investment activities include owning and renting commercial and residential real estate, purchasing tax certificates in Illinois and managing real property acquired through tax certificates. Mr. Rochman engages in his principal occupation through the following entities:

                  Rochman Rentals - 31 Homewood, Carbondale, Illinois 62901 (rental property company)
                  S.I. Securities - 31 Homewood, Carbondale, Illinois 62901 (real estate investment company)
                  S.I. Securities, Inc. - 31 Homewood, Carbondale, Illinois 62901 (real estate investment company)
                  S.I.-P.I. - 31 Homewood, Carbondale, Illinois 62901 (real estate investment company)
                  Boo Noz Corp. - 31 Homewood, Carbondale, Illinois 62901 (real estate investment company)
                  S.I. Boo, LLC - 31 Homewood, Carbondale, Illinois 62901 (real estate investment company)

         (d) During the last five years, Mr. Rochman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Securities and Exchange Commission (the "Commission") instituted proceedings against Mr. Rochman alleging that Mr. Rochman violated Section 13(d) of the Securities Exchange Act of 1934 and certain rules thereunder (collectively, the "Laws"). These proceedings were settled on February 17, 1999 without Mr. Rochman having to admit or deny any of the alleged violations. As part of the settlement, the Commission ordered Mr. Rochman to cease and desist from committing or causing any violation or any future violation of the Laws. These proceedings of the Commission related to filings with the Commission of Schedule 13D and amendments thereto required of Mr. Rochman in connection with his ownership of more than 5% of the outstanding shares of common stock of Heartland Bancshares, Inc. Mr. Rochman was not required to pay any fine or penalty in connection with the settlement.

         (f)      Mr. Rochman is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

                  As indicated on Line 4 of the Cover Page of this Amendment,

                  Mr. Rochman has used bank loans, personal funds (including a broker margin account fund), insurance proceeds from a settlement relating to the death of Mr. Rochman's son, Jeremy Rochman, and funds of the Boo Rochman Charitable Corp. and Rochman Family Investment in making purchases of the Issuer's common stock. As of the date of this Amendment, the total amount of funds used in the purchase of the Issuer's shares of common stock by Mr. Rochman, the Boo Rochman Charitable Corp., the Rochman Family Investment and Marilyn Rochman is approximately $1,249,308. This amount is based on the total number of shares of the Issuer's common stock purchased by Mr. Rochman, Boo Rochman Charitable Corp., Rochman Family Investment and Marilyn Rochman multiplied by the price per share paid and does not include broker fees associated with such purchases. To date, Mr. Rochman has obtained a bank loan in the amount of approximately $920,000 from the Bank of Herrin at an annual interest rate of 7.00%. Such bank loan matures on November 10, 2001. Mr. Rochman has obtained margin credit in the amount of approximately $16,870 from J.E. Liss Financial Services at a floating interest rate based on prime rate. The agreements describing Mr. Rochman's transactions with the Bank of Herrin and J.E. Liss Financial Services are filed as exhibits 1 (previously filed) and 2 (filed herewith). In addition, Mr. Rochman, the Boo Rochman Charitable Corp., the Rochman Family Investment and Marilyn Rochman have used approximately $467,487 of their respective funds in connection with the purchase of the shares identified herein.

Item 4.  Purpose of Transaction
-------------------------------

         Mr. Rochman maintains his beneficial ownership of the shares of common stock of the Issuer for investment purposes. Mr. Rochman may retain or from time to time increase his holdings or dispose of all or a portion of his holdings, subject to any applicable legal and contractual restrictions on his ability to do so. Except as set forth in this Item 4, Mr. Rochman has no present plans or proposals, in his capacity as a shareholder, that relate to or that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934.

         Mr. Rochman is a director of the Issuer. As previously announced, First Financial Corporation has entered into a definitive agreement to acquire the Issuer, subject to shareholder and regulatory approval.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

         (a) Mr. Rochman beneficially owns 90,890 shares, or 4.2%, of the outstanding common stock of the Issuer. (The percentage of outstanding common stock is based upon the number of outstanding shares of common stock of the Issuer as set forth in its Form 10-QSB for quarterly period ended June 30, 2001.

         (b) Mr. Rochman has sole power to vote and dispose of 78,700 shares of common stock of the Issuer, as identified on Lines 7 and 9 of the Cover Page of this Amendment. In addition to such 78,700 shares, Marilyn Rochman, the wife of Mr. Rochman, beneficially owns 6,340 shares of common stock of the Issuer, over which she has sole voting and dispositive power. Mr. Rochman and Marilyn Rochman share the power to vote and dispose of 5,850 shares of common stock of the Issuer, as identified on Lines 8 and 10 of the Cover Page of this Amendment. The identity and background information for Marilyn Rochman is as follows:

                    (i)  Name: Marilyn Rochman.

                    (ii) Address: 31 Homewood, Carbondale, Illinois 62901.

                   (iii) Principal Occupation: A manager of Rochman Rentals and an administrative assistant of S.I. Securities. The address and description of such entities are stated above.

                    (iv) During the past five years, Marilyn Rochman has not
                         been convicted in a criminal proceeding (excluding traffic violations or other misdemeanors).

                    (v) During the past five years, Marilyn Rochman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                    (vi) Citizenship: United States of America.


        (c) Mr. Rochman has effected the following transactions involving the common stock of the Issuer in the past sixty (60) days:


  Name of                   Date of               Number of        Price       Place/Manner of
 Transaction               Transaction           Shares Sold     Per Share       Transaction
 -----------               -----------           -----------     ---------       -----------
Barrett R. Rochman         September 5, 2001          5,400        $14.58        Open market
                                                                                 purchase/broker

Barrett R. Rochman         September 6, 2001          5,000        $14.61        Open market
                                                                                 purchase/broker

                  As indicated on the Cover Page of this Amendment, Mr. Rochman has shared voting and dispositive power over shares owned by the Boo Rochman Charitable Corp. and the Rochman Family Investment. The Rochman Family Investment has not effected any transactions involving the common stock of the Issuer during the past sixty (60) days. The Boo Rochman Charitable Corp. has effected the following transaction involving the common stock of the Issuer during the past sixty (60) days:

  Name of                   Date of               Number of        Price       Place/Manner of
 Transaction               Transaction           Shares Sold     Per Share       Transaction
 -----------               -----------           -----------     ---------       -----------
Boo Rochman
   Charitable Corp.      September 5, 2001           11,000         $14.58      Open market
                                                                                purchase/broker

                  As indicated on the Cover Page of this Amendment, Marilyn Rochman owns 6,340 shares of common stock of the Issuer. Mrs. Rochman has not effected any transactions involving the common stock of the Issuer during the past sixty (60) days.

          (d)     Not applicable

          (e) Mr. Rochman ceased to be the beneficial owner of more than five percent of the class of outstanding common stock of the Issuer on September 5, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

         There are no contracts, arrangements, understandings or relationships between Mr. Rochman and any other person with respect to any shares of common stock of the Issuer, other than the loans to Mr. Rochman by the bank and the broker margin account identified in Item 3 of this Amendment in connection with the purchase of shares.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

         Exhibit 1*        Client's Margin Account with J.E. Liss Financial
                           Services

         Exhibit 2** Promissory Note and Commercial Pledge and Security Agreement, dated as of May 10, 2001

----------------

 * Previously filed as an exhibit to an amendment to Schedule 13D
** Filed herewith

                             SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     /s/ BARRETT R. ROCHMAN
                                                     ------------------------
                                                     Barrett R. Rochman


Dated: September 10, 2001

                                  EXHIBIT INDEX


Exhibit Number                             Description
--------------                             -----------

         Exhibit 1*        Client's Margin Account with J.E. Liss Financial
                           Services

         Exhibit 2** Promissory Note and Commercial Pledge and Security Agreement, dated as of May 10, 2001

----------------

 * Previously filed as an exhibit to an amendment to Schedule 13D
** Filed herewith

                                                                       EXHIBIT 2

                               SECURITY AGREEMENT
                          (Collateral Pledge Agreement)

                                                        DATE  MAY 10, 2001
                                                              ------------

DEBTOR       BARRETT ROCHMAN         SECURED      THE BANK OF HERRIN
             MARILYN ROCHMAN          PARTY
-------------------------------------------------------------------------------
BUSINESS
   OR
RESIDENCE                            ADDRESS
 ADDRESS     P.O. BOX 3074                        101 SOUTH PARK AVE   PO BOX B
-------------------------------------------------------------------------------
 CITY,                                CITY,
STATE &                              STATE &
ZIP CODE     CARBONDALE, IL 62902    ZIP CODE     HERRIN, IL 62948
-------------------------------------------------------------------------------

1.   Security Interest and Collateral.  To secure (check one):
     __ the payment and performance of each and every debt, liability and obligation of every type and description which Debtor may now or at any time hereafter owe to Secured Party (whether such debt, liability or obligation now exists or is hereafter created or incurred, and whether it is or may be direct or indirect, due or to become due, absolute or contingent, primary or secondary, liquidated or unliquidated, or joint, several or joint and several; all such debts, liabilities and obligations being herein collectively referred to as the "Obligations"),

     X the debt, liability or obligation of the Debtor to secured party evidenced by the following: NOTE DTD 5/10/01 MATURING 11/10/01 AMOUNT $920,000 , and any extensions, renewals or replacements thereof (herein referred to as the "Obligations"),

     Debtor hereby grants Secured Party a security interest (herein called the "Security Interest") in (check one):

     X all property of any kind now or at any time hereafter owned by Debtor, or in which Debtor may now or hereafter have an interest, which may now be or may at any time hereafter come into the possession or control of Secured Party or into the possession or control of Secured Party's agents or correspondents, whether such possession or control is given for collateral purposes or for safekeeping, together with all rights in connection with such property (herein called the "Collateral"),

     __ the property owned by Debtor and held by Secured Party that is described as follows:______________________________________________________________
     _________________________________________________________________________,
     together with all rights in connection with such property (herein called the "Collateral").

2. Representations, Warranties and Covenants. Debtor represents, warrants and covenants that:

     (a) Debtor will duly endorse, in blank, each and every instrument constituting Collateral by signing on said instrument or by signing a separate document of assignment or transfer, if required by Secured Party.

     (b) Debtor is the owner of the Collateral free and clear of all liens, encumbrances, security interests and restrictions, except the Security interest and any restrictive legend appearing on any instrument constituting Collateral.

     (c) Debtor will keep the Collateral free and clear of all liens, encumbrances and security interests, except the Security Interest.

     (d) Debtor will pay, when due, all taxes and other governmental charges levied or assessed upon or against any Collateral.

     (e) At any time, upon request by Secured Party, Debtor will deliver to Secured Party all notices, financial statements, reports or other communications received by Debtor as an owner or holder of the Collateral.

     (f) Debtor will upon receipt deliver to Secured Party in pledge as additional Collateral all securities distributed on account of the Collateral such as stock dividends and securities resulting from stock splits, reorganizations and recapitalizations.

   THIS AGREEMENT CONTAINS ADDITIONAL PROVISIONS SET FORTH ON PAGE 2 HEREOF,
                      ALL OF WHICHARE MADE A PART HEREOF.



                                    BARRETT ROCHMAN AND MARILYN ROCHMAN
                                    -----------------------------------------
                                              Debtor's Name

                                    By /s/ Barrett Rochman
                                       --------------------------------------
                                       BARRETT ROCHMAN

                                    Title:
                                           ----------------------------------

                                    By /s/ Marilyn Rochman
                                       --------------------------------------
                                       MARILYN ROCHMAN

                                    Title:
                                           ----------------------------------

                              ADDITIONAL PROVISIONS

3. Rights of Secured Party. Debtor agrees that Secured Party may at any time, whether before or after the occurrence of an Event of Default and without notice or demand of any kind, (i) notify the obligor on or issuer of any Collateral to make payment to Secured Party of any amounts due or distributable thereon, (ii) in Debtor's name or Secured Party's name enforce collection of any Collateral by suit or otherwise, or surrender, release or exchange all or any part of it, or compromise, extend or renew for any period any obligation evidenced by the Collateral, (iii) receive all proceeds of the Collateral, and (iv) hold any increase or profits received from the Collateral as additional security for the Obligations, except that any money received from the Collateral shall, at Secured Party's option, be applied in reduction of the Obligations, in such order of application as Secured Party may determine, or be remitted to Debtor.

4. Events of Default. Each of the following occurrences shall constitute an event of default under this Agreement (herein called "Event of Default");
     (i) Debtor shall fail to pay any or all of the Obligations when due or (if payable upon demand) on demand, or shall fail to observe or perform any covenant or agreement herein binding on it; (ii) any representation or warranty by Debtor set forth in this Agreement or made to Secured Party in any financial statements or reports submitted to Secured Party by or on behalf of Debtor shall prove materially false or misleading; (iii) a garnishment summons or a writ of attachment shall be issued against or served upon the Secured Party for the attachment of any property of the Debtor or any indebtedness owing to Debtor; (iv) Debtor or any guarantor of any Obligation shall (A) be or become insolvent (however defined); (B) voluntarily file, or have filed against it involuntarily, a petition under the United States Bankruptcy Code; or (C) if a corporation, partnership or organization, be dissolved or liquidated or, if a partnership, suffer the death of a partner or, if an individual, die; or (D) go out of business;
     (v) Secured Party shall in good faith believe that the value then realizable by collection or disposition of the Collateral, after deduction of expenses of collection and disposition, is less than the aggregate unpaid balance of all Obligations then outstanding; (vi) Secured Party shall in good faith believe that the prospect of due and punctual payment of any or all of the Obligations is impaired.

5. Remedies upon Event of Default. Upon the occurrence of an Event of Default and at any time thereafter, Secured Party may exercise any one or more of the following rights or remedies: (i) declare all unmatured Obligations to be immediately due and payable, and the same shall thereupon be immediately due and payable, without presentment or other notice or demand; (ii) exercise all voting and other rights as a holder of the Collateral; (iii) exercise and enforce any or all rights and remedies available upon default to a secured party under the Uniform Commercial Code, including the right to offer and sell the Collateral privately to purchasers who will agree to take the Collateral for investment and not with a view to distribution and who will agree to the imposition of restrictive legends on the certificates representing the Collateral, and the right to arrange for a sale which would otherwise qualify as exempt from registration under the Securities Act of 1933; and if notice to Debtor of any intended disposition of the Collateral or any other intended action is required by law in a particular instance, such notice shall be deemed commercially reasonable if given at least 10 calendar days prior to the date of intended disposition or other action; (iv) exercise or enforce any or all other rights or remedies available to Secured Party by law or agreement against the Collateral, against Debtor or against any other person or property. Upon the occurrence of the Event of Default described in Section 4 (iv) (B), all Obligations shall be immediately due and payable without demand or notice thereof.

6.   Miscellaneous. Any disposition of the Collateral in the manner provided in
     Section 5 shall be deemed commercially reasonable. This Agreement can be waived, modified, amended, terminated or discharged, and the Security Interest can be released, only explicitly in a writing signed by Secured Party. A waiver signed by Secured Party shall be effective only in the specific instance and for the specific purpose given. Mere delay or failure to act shall not preclude the exercise or enforcement of any of Secured Party's rights or remedies. All rights and remedies of Secured Party shall be cumulative and may be exercised singularly or concurrently, at Secured Party's option, and the exercise or enforcement of any one such right or remedy shall neither be a condition to nor bar the exercise or enforcement of any other. All notices to be given to Debtor shall be deemed sufficiently given if delivered or mailed by registered or certified mail, postage prepaid, to Debtor at its address set forth above or at the most recent address shown on Secured Party's records. Secured Party's duty of care with respect to Collateral in its possession (as imposed by law) shall be deemed fulfilled if Secured Party exercises reasonable care in physically safekeeping such Collateral or, in the case of Collateral in the custody or possession of a bailee or other third person, exercises reasonable care in the selection of the bailee or other third person, and Secured Party need not otherwise preserve, protect, insure or care for any Collateral. Secured Party shall not be obligated to preserve any rights Debtor may have against prior parties, to exercise at all or in any particular manner any voting rights which may be available with respect to any Collateral, to realize on the Collateral at all or in any particular manner or order, or to apply any cash proceeds of Collateral in any particular order of application. Debtor will reimburse Secured Party for all expenses (including reasonable attorney's fees and legal expenses) incurred by Secured Party in the protection, defense or enforcement of the Security Interest, including expenses incurred in any litigation or bankruptcy or insolvency proceedings. This Agreement shall be binding upon and inure to the benefit of Debtor and Secured Party and their respective heirs, representatives, successors and assigns and shall take effect when signed by Debtor and delivered to Secured Party, and Debtor waives notice of Secured Party's acceptance hereof. This Agreement shall be governed by the laws of the state in which it is executed and, unless the context otherwise requires, all terms used herein which are defined in Articles 1 and 9 of the Uniform Commercial Code, as in effect in such state, shall have the meanings therein stated. If any provision or application of this Agreement is held unlawful or unenforceable in any respect, such illegality or unenforceability shall not affect other provisions or applications which can be given effect, and this Agreement shall be construed as if the unlawful or unenforceable provision or application had never been contained herein or prescribed hereby. All representations and warranties contained in this Agreement shall survive the execution, delivery and performance of this Agreement and the creation and payment of the Obligations. If this Agreement is signed by more than one person as Debtor, the term "Debtor" shall refer to each of them separately and to both or all of them jointly, all such persons shall be bound both severally and jointly with the other(s); and the Obligations shall include all debts, liabilities and obligations owed to Secured Party by a Debtor solely or by both or several or all Debtors jointly or jointly and severally, and all property described in Section 1 shall be included as part of the Collateral, whether it is owned jointly by both or all Debtors or is owned in whole or in part by one (or more) of them.

THE BANK OF HERRIN             BARRETT ROCHMAN               Loan Number 67971
101 SOUTH PARK AVE.            MARILYN ROCHMAN               Date MAY 10, 2001
P. O. BOX B                    P.O. BOX 3074                 Maturity Date NOV.
HERRIN, IL 62948               CARBONDALE, IL 62902          10, 2001


LENDER'S NAME AND ADDRESS ________________              Loan Amount $920,000.00
"You" means the Lender, its                             Renewal of_____________
successors and assigns.        BORROWER'S NAME AND ADDRESS
                               "I" includes each Borrower above,
                               Jointly and severally.   SSAN: ###-##-####

TERMS FOLLOWING [ ] APPLY ONLY IF CHECKED

NOTE: For value received, I promise to pay to you, or your order, at your address above, the principal sum of NINE HUNDRED TWENTY THOUSAND AND NO/100 ************************* Dollars $920,000.00 plus interest from MAY 10, 2001 at the rate of 7.000% per year until NOVEMBER 10, 2001

[ ] ADDITIONAL FINANCE CHARGE - I also agree to pay a nonrefundable service charge of $____________ and it will be [ ] paid in cash, [ ] paid pro rata over the loan term, [ ] withheld from the proceeds, (if this too is withheld from the proceeds, the amount is included in the principal sum.)

PAYMENT - I will pay this note as follows: ON DEMAND, BUT IF NO DEMAND IS MADE

         (a)  [X] Interest due: AT MATURITY
                  Principal due: ON DEMAND, BUT IF NO DEMAND IS MADE THEN ON
                                 NOVEMBER 10, 2001

         (b) [ ] This note has _________ payments. The first payment will be in the amount of $______ and will be due ________________. A payment of $________________ will be due on the _____ day of each _______ thereafter.

     The final payment of the entire unpaid balance of principal and interest will be due ____________________.

INTEREST - Interest accrues on          [X] POST-MATURITY INTEREST -
a ACTUAL/365 BASIS.                         Interest will accrue at the rate of
                                            7.000% per year on the balance of
[X] MINIMUM INTEREST CHARGE -               this note not paid at maturity,
I agree to pay a minimum interest           including maturity by acceleration.
charge of $35.00 if I pay this loan
off before you have earned that much
in interest.


[ ] LATE CHARGE - I agree to pay a      THE PURPOSE OF THIS LOAN IS:
late charge on any payment made more        CONSUMER: PERSONAL
than 10 days after it is due equal to
5% of the payment, or $10.00, whichever
 is greater.

--------------------------------------------------------------------------------

SECURITY - You have certain rights that may affect my property as explained on page 2. This loan [X] is [ ] is not further secured.

         (a) [X] The loan is secured by 89,600 SHARES COMMUNITY FINANCIAL CORP., dated MAY 10, 2001

         (b) [X] Security Agreement - I give you a security interest in the Property described below. The rights I am giving you in this Property and the obligations this agreement secures are defined on page 2 of this agreement. 89,600 SHARES COMMUNITY FINANCIAL CORP. COMMON STOCK CERTIFICATES #CFC2517, #CF2518 & #CF2467

                                         This Property will be used for PERSONAL purposes.

        ANNUAL                   FINANCE                 AMOUNT                 TOTAL OF          I have the right to
      PERCENTAGE                 CHARGE                 FINANCED                PAYMENTS          receive at this time
         RATE               The dollar amount         The amount of         The amount I will     an itemization of
The cost of my            the credit will cost     credit provided to       have paid when I      the Amount
credit as a yearly                 me.             me or on my behalf.        have made all       Financed.
rate.                                                                           scheduled          ___ YES - I want
                                                                                payments.         an itemization
                                                                                                  ___ NO - I do not
                                                                                                  want an itemization.
         7.00%                 $32,464.66              $920,000.00             $952,464.66

My payment schedule will be:
Number of Payments         Amount of Payments        When Payments are Due
         1                       952,464.66          NOVEMBER 10, 2001                           "e" means an
                                                                                                 estimate
                                                                                                 $____ filing fees
                                                                                                 $_____ Nonfiling
                                                                                                 insurance

[X] This note has a demand feature. [ ] This note is payable on demand and all disclosures are based on an assumed maturity of one year.

Security - I am giving a security interest in:
[X] (brief description of other property)       89,600 SHARES
[ ] The goods or property being purchased       COMMUNITY FINANCIAL CORP. COMMON
[X] Collateral securing other loans with you    STOCK - CERTIFICATES #CFC2517,
    may also secure this loan                   #CFC2518 & #CFC2467
[X] My deposit accounts and other rights to
    the payment of money from you.
[ ] Late Charge - I will be charged a late charge on any payment made more than 10 days after it is due equal to 5% of the payment, or $10.00, whichever is greater.
[X] Required Deposit - The annual percentage rate does not take into account my required deposit.
Prepayment - If I pay off this note early, I[X] may [ ] will not have to pay a penalty.
                                            [ ] may [ ] will not be entitled to
                                                        a refund of part of the
                                                        finance charge.
[X] Assumption - Someone buying the property securing this obligation cannot assume the remainder of the obligation on the original terms.
I can see my contract documents for any additional information about nonpayment, default, any required repayment before the scheduled date, and prepayment refunds and penalties.

CREDIT INSURANCE - Credit life insurance and               ITEMIZATION OF
credit disability insurance are not required to obtain     AMOUNT FINANCED
credit, and will not be provided unless I sign and agree   AMOUNT GIVEN TO
to pay the additional premiums.                            ME DIRECTLY
                                                                                         $   920,000.00
--------------------------------------------------------------------------------------------------------------------
Type              Premium                   Term           AMOUNT PAID ON
                                                           MY (LOAN) ACCOUNT
                                                                                         $_____________
--------------------------------------------------------------------------------------------------------------------
Credit Life                                                ___________________
                                                           AMOUNTS PAID TO
                                                           OTHERS ON MY
                                                           BEHALF:
                                                            Insurance Premiums           $_____________
                                                            to Public Officials          $_____________

--------------------------------------------------------------------------------------------------------------------
Credit Disability
--------------------------------------------------------------------------------------------------------------------
Joint Credit Life
--------------------------------------------------------------------------------------------------------------------
I [ ] do [ ] do not want credit life insurance.            (Less) PREPAID FINANCE CHARGES:
I [ ] do [ ] do not want credit disability insurance.                                     $____________
I [ ] do [ ] do not want joint credit life insurance.
I [ ] do [ ] do not want _________ insurance.                       Amount Financed $   920,000.00
 X                 DOB                                     (You are retaining a portion of the items marked above
-----------------------------------------------------      with an asterisk)
 X                 DOB                                     (Add all items financed and subtract prepaid finance
-----------------------------------------------------      charges.)
--------------------------------------------------------------------------------------------------------------------
PROPERTY INSURANCE - I may obtain property                 SIGNATURES - I AGREE TO THE TERMS SET
insurance from anyone I want that is acceptable to you.    OUT ON PAGE 1 AND PAGE 2 OF THIS
If I get the insurance from or through you I will pay      AGREEMENT.  I HAVE RECEIVED A COPY OF
$__________ for _____________ of coverage.                 THIS DOCUMENT ON TODAY'S DATE.
SINGLE INTEREST INSURANCE - I may obtain                            COSIGNERS - SEE NOTICE ON PAGE 2
single interest insurance from anyone I want that is                BEFORE SIGNING.
acceptable to you.  If you get the insurance from or
through you I will pay $____________ for                   Signature X  /s/ Barrett Rochman
                                                                     -----------------------------------------
__________of coverage.                                                 BARRETT ROCHMAN
                                                           Signature X /s/ Marilyn Rochman
                                                                     -----------------------------------------
________________________________________                               MARILYN ROCHMAN
                                   (Optional)
Signed ________________________ For Lender
Title VICE PRESIDENT
      ---------------------------------------------
--------------------------------------------------------------------------------------------------------------------

                          ADDITIONAL TERMS OF THE NOTE

DEFINITIONS - "I," "me" or "my" means each Borrower who signs this note and each other person or legal entity (including guarantors, endorsers, and sureties) who agrees to pay this note (together referred to as "us"). "You" or "your" means the Lender and its successors and assigns.
APPLICABLE LAW - This note and any agreement securing this note will be governed by the laws of the State of Illinois. The federal Truth-In-Lending disclosures on page 1 are disclosures only and are not intended to be terms of this agreement. The fact that any part of this note cannot be enforced will not affect the rest of this note. Any change to this note or any agreement securing this note must be in writing and signed by you and me.
PAYMENTS - Each payment I make on this loan will be applied first to any charges I owe other than principal and interest, then to interest that is due, and finally to principal that is due. No late charge will be assessed on any payment when the only delinquency is due to late fees assessed on earlier payments and the payment is otherwise a full payment. The actual amount of my final payment will depend on my payment record.
     I understand and agree that some payments to third parties as a part of this contract may involve money retained by you or paid back to you as commissions or other remuneration.
PREPAYMENT - I may prepay this loan in whole or in part at any time. If I prepay in part, I must still make each later payment in the original amount as it becomes due until this note is paid in full.
ACCRUAL METHOD - The amount of interest that I will pay on this loan will be calculated using the interest rate and accrual method stated on page 1. For interest calculation, the accrual method will determine the number of days in a year. If no accrual method is stated, then you may use any accrual method for calculating interest allowed by law.
POST-MATURITY INTEREST - Interest will accrue on the principal balance remaining unpaid after final maturity at the rate specified on page 1. For purposes of this section, final maturity occurs: (a) If this loan is payable on demand, on the date you make demand for payment; (b) If this loan is payable on demand with alternate payment date(s), on the date you make demand for payment or on the final alternate payment date, whichever is earlier; (c) On the date of the last scheduled payment of principal; or (d) On the date you accelerate the due date of this loan (demand immediate payment).
REAL ESTATE OR RESIDENCE SECURITY - If this loan is secured by real estate or a residence that is personal property, the existence of a default and your remedies for such a default will be determined by applicable law, by the terms of any separate instrument creating the security interest and, to the extent not prohibited by law and not contrary to the terms of the separate security instrument, by this agreement. DEFAULT - Subject to any limitations in the "REAL ESTATE OR RESIDENCE SECURITY" paragraph above, I will be in default on this loan and any agreement securing this loan if any one or more of the following occurs:
(a) I fail to make a payment in full when due; (b) I die, am declared incompetent, or become insolvent; (c) I fail to keep any promise I have made in connection with this loan; (d) I fail to pay, or keep any other promise on, any other loan or agreement I have with you;
(e) I make any written statement or provide any financial information that is untrue or inaccurate at the time it is provided;
(f) Any creditor of mine attempts to collect any debt I owe through court proceedings, set-off or self-help repossession;
(g) The Property is damaged, destroyed or stolen; (h) I fail to provide any additional security that you may require; (i) Any legal entity (such as a partnership or corporation) that has agreed to pay this note merges, dissolves, reorganizes, ends its business or existence, or a partner or majority stockholder dies or is declared incompetent; or (j) Anything else happens that causes you to believe that you will have difficulty collecting the amount I owe you.
     If any of us are in default on this note or any security agreement, you may exercise your remedies against any or all of us.
REMEDIES - Subject to any limitations in the "REAL ESTATE OR RESIDENCE SECURITY" paragraph above, if I am in default on this loan or any agreement securing this loan, you may: (a) Make unpaid principal, earned interest and all other agreed charges I owe you under this loan immediately due; (b) Use the right of set-off as explained below; (c) Demand more security or new parties obligated to pay this loan (or both) in return for not using any other remedy; (d) Make a claim for any and all insurance benefits or refunds that may be available on my default; (e) Use any remedy you have under state or federal law; and (f) Use any remedy given to you in any agreement securing this loan.
    By choosing any one or more of these remedies you do not give up your right to use another remedy later. By deciding not to use any remedy should I be in default, you do not give up your right to consider the event a default if it happens again.
COSTS OF COLLECTION AND ATTORNEYS' FEES - I agree to pay you all reasonable costs you incur to collect this debt or realize on any security. This includes, unless prohibited by law, reasonable attorneys' fees. This provision also shall apply if I file a petition or any other claim for relief under any bankruptcy rule or law of the United States, or if such petition or other claim for relief is filed against me by another.
SET-OFF - I agree that you may set off any amount due and payable under this note against any right I have to receive money from you.
    "Right to receive money from you" means: (a) Any deposit account balance I have with you; (b) Any money owed to me on an item presented to you or in your possession for collection or exchange; and (c) Any repurchase agreement or other nondeposit obligation.
     "Any amount due and payable under this note" means the total amount of which you are entitled to demand payment under the terms of this note at the time you set off. This total includes any balance the due date for which you properly accelerate under this note.
    If my right to receive money from you is also owned by someone who has not agreed to pay this note, your right of set-off will apply to my interest in the obligation and to any other amounts I could withdraw on my sole request or endorsement. Your right of set-off does not apply to an account or other obligation where my rights arise only in a representative capacity. It also does not apply to any Individual Retirement Account or other tax-deferred retirement account.
    You will not be liable for the dishonor of any check when the dishonor occurs because you set off this debt against any of my accounts. I agree to hold you harmless from any such claims arising as a result of your exercise of your right of set-off.
OTHER SECURITY - Any present or future agreement securing any other debt I owe you also will secure the payment of this loan. Property securing another debt will not secure this loan if such property is my principal dwelling and you fail to provide any required notice of right of rescission. Also, property securing another debt will not secure this loan to the extent such property is in household goods. OBLIGATIONS INDEPENDENT - I understand that my obligation to pay this loan is independent of the obligation of any other person who has also agreed to pay it. You may, without notice, release me or any of us, give up any right you may have against any of us, extend new credit to any of us, or renew or change this note one or more times and for any term, and I will still be obligated to pay this loan. You may, without notice, fail to perfect your security interest in, impair, or release any security and I will still be obligated to pay this loan.
WAIVER - I waive (to the extent permitted by law) demand, presentment, protest, notice of dishonor and notice of protest.
PRIVACY - I agree that from time to time you may receive credit information about me from others, including other lenders and credit reporting agencies. I agree that you may furnish on a regular basis credit and experience information regarding my loan to others seeking such information. To the extent permitted by law, I agree that you will not be liable for any claim arising from the use of information provided to you by others or for providing such information to others. FINANCIAL STATEMENTS - I will give you any financial statements or information that you feel is necessary. All financial statements and information I give you will be correct and complete. PURCHASE MONEY LOAN - If this is a purchase money loan, you may include the name of the seller on the check or draft for this loan.

                        ADDITIONAL TERMS OF THE SECURITY
                                    AGREEMENT

SECURED OBLIGATIONS - This security agreement secures this loan (including all extensions, renewals, refinancings and modifications) and any other debt I have with you now or later. Property described in this security agreement will not secure other such debts if you fail to give any required notice of the right of rescission with respect to the Property. Also, this security agreement will not secure other debts if this security interest is in household goods and the other debt is a consumer loan. This security agreement will last until it is discharged in writing.
     For the sole purpose of determining the extent of a purchase money security Interest arising under this security agreement: (a) Payments on any nonpurchase money loan also secured by this agreement will not be deemed to apply to the purchase money loan; and (b) Payments on the purchase money loan will be deemed to apply first to the nonpurchase money portion of the loan, if any, and then to the purchase money obligations in the order in which the items were acquired.
     No security interest will be terminated by application of this formula. "Purchase money loan" means any loan the proceeds of which, in whole or in part, are used to acquire any property securing the loan and all extensions, renewals, consolidations and refinancings of such loan. PROPERTY - The word "Property," as used here, includes all property that is listed in the security agreement on page 1. If a general description is used, the word Property includes all my property fitting the general description. Property also means all benefits that arise from the described Property (including all proceeds, insurance benefits, payments from others, interest, dividends, stock splits and voting rights). It also means property that now or later is attached to, is a part of, or results from the Property.
OWNERSHIP AND DUTIES TOWARD PROPERTY. Unless a co-owner(s) of the Property signed a third party agreement, I represent that I own all the Property. I will defend the Property against any other claim. I agree to do whatever you require to perfect your interest and keep your priority. I will not do anything to harm your position.
     I will keep the Property in my possession (except if pledged and delivered to you). I will keep it in good repair and use it only for its intended purposes. I will keep it at my address unless we agree otherwise in writing.
     I will not try to sell or transfer the Property, or permit the Property to become attached to any real estate, without your written consent. I will pay all taxes and charges on the Property as they become due. I will inform you of any loss or damage to the Property. You have the right of reasonable access in order to inspect the Property.
INSURANCE - I agree to buy insurance on the Property against the risks and for the amounts you require. I will name you as loss payee on any such policy. You may require added security on this loan if you agree that insurance proceeds may be used to repair or replace the Property. I agree that if the insurance proceeds do not cover the amounts I still owe you, I will pay the difference. I will buy the insurance from a firm authorized to do business in Illinois. The firm will be reasonably acceptable to you. I will keep the insurance until all debts secured by this agreement are paid.
COLLATERAL PROTECTION INSURANCE NOTICE - Unless I provide you with evidence of the insurance coverage required by my agreement with you, you may purchase insurance at my expense to protect your interests in my collateral. This insurance may, but need not, protect my interests. The coverage that you purchase may not pay any claim that I make or any claim that is made against me in connection with the collateral. I may later cancel any insurance purchased by you, but only after providing you with evidence that I have obtained insurance as required by our agreement. If you purchase insurance for the collateral, I will be responsible for the premiums for that insurance, including interest and any other charges you may impose in connection with the placement of the insurance, until the effective date of the cancellation or expiration of the insurance. The premiums may be added to my total outstanding balance or obligation. The premiums may be more than the premiums for insurance I may be able to obtain on my own.
DEFAULT AND REMEDIES - If I am in default, in addition to the remedies listed in the note portion of this document and subject to any of the limitations in the "REAL ESTATE OR RESIDENCE SECURITY" paragraph, you may (after giving notice and waiting a period of time, if required by law):
(a) Pay taxes or other charges, or purchase any required insurance, if I fail to do these things (but you are not required to do so). You may add the amount you pay to this loan and accrue interest on the amount at the interest rate disclosed on page 1 until paid in full; (b) Require me to gather the Property and any related records and make it available to you in a reasonable fashion;
(c) Take immediate possession of the Property, but in doing so you may not breach the peace or lawfully enter onto my premises. You may sell, lease or dispose of the Property as provided by law. (If the Property includes a manufactured home, you will begin the repossession by giving me notice and an opportunity to cure my default, if required by law.) You may apply what you receive from the sale of the Property to your expenses and then to the debt. If what you receive from the sale of the Property is less than what I owe you, you may take me to court to recover the difference (to the extent permitted by law); and (d) Keep the Property to satisfy the debt.
     I agree that when you must give notice to me of your intended sale or disposition of the Property, the notice is reasonable if it is sent to me at my last known address by first class mail 10 days before the intended sale or disposition. I agree to inform you in writing of any change in my address. FILING - A copy of this security agreement may be used as financing statement when allowed by law.


                              THIRD PARTY AGREEMENT

     For the purposes of the provisions within this enclosure, "I", "me" or "my" means the person signing below and "you" means the Lender identified on page 1.
     I agree to give you a security interest in the Property that is described on page 1. I agree to the terms of this note and security agreement but I am in no way personally liable for payment of the debt. This means that if the Borrower defaults, my interest in the secured Property may be used to satisfy the Borrower's debt. I agree that you may, without releasing me or the Property from this Third Party Agreement and without notice or demand upon me, extend new credit to any borrower, renew or change this note or security agreement one or more times and for any term, or fail to perfect your security interest in, impair, or release any security (including guaranties) for the obligations of any borrower.
     I HAVE RECEIVED A COMPLETED COPY OF THIS NOTE AND SECURITY AGREEMENT.

Name: ____________________________________________
X ________________________________________________

                               NOTICE TO COSIGNER

     You (the cosigner) are being asked to guaranty this debt. Think carefully before you do. If the borrower doesn't pay the debt, you will have to. Be sure you can afford to pay if you have to, and that you want to accept this responsibility.
     You may have to pay up to the full amount of the debt if the borrower does not pay. You also may have to pay late fees or collection costs, which increase this amount.
     The creditor can collect this debt from you without first trying to collect from the borrower. The creditor can use the same collection methods against you that can be used against the borrower, such as suing you, garnishing your wages, etc. If this debt is ever in default, that fact may become part of your credit record.
     This notice is not the contract that makes you liable for the debt.




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